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Exhibit 17.3

VIA E-MAIL AND
    FEDERAL EXPRESS, Tracking No. 8472 3864 5457

October 21, 2004

Philip A. Wilson
Chairman of the Board
Gateway Energy Corporation
500 Dallas Street, Suite 2615
Houston, TX 77002

Ref: Board Resignation

After careful consideration, I regretfully resign from the board of directors of Gateway Energy Corporation, effective immediately. I am resigning because certain outside directors of this Company have engaged in behavior that I can neither condone nor prevent, and in other circumstances have refused to act on matters of obvious importance to the Company and its stockholders.

Ethical Considerations.

  1.
  In a letter dated March 24, 2004, the Company's Corporate Counsel, Steve Gehring, recounted for the board several issues involving director Charles A. Holtgraves. In the opinion of Counsel, Mr. Holtgraves repeatedly violated the Company's Insider Trading and Reporting Policy and the integrity portion of the Company's Code of Ethics by selling Company stock during periods prohibited by SEC Rule 144. On a number of occasions, he has failed to timely report the stock sales on a Form 4 as is required under Section 16 rules. He violated his duties and responsibilities as a member of the nominating committee, of which he was chair at the time, as set forth in its charter. In Counsel's opinion, the board had cause to ask Mr. Holtgraves to resign from the board of directors or not stand for re-election. When confronted about the violations and asked to resign by then-Chairman Mr. Fadden, Mr. Holtgraves refused to do so, and the board has yet to respond to Counsel's letter or otherwise reprimand or hold Mr. Holtgraves accountable in any way.

  2.
  See the discussion of the bridge loan note agreement under the caption "Apparent Self-dealing," below. Mr. Wilson has demanded, in turn, that Mr. Fadden, Robert Panico (who is not an officer of Gateway Energy Corporation) and I sign the bridge loan note agreement, even though the final form of the bridge loan note agreement clearly was not consistent with the resolution passed by the board, as recorded in the August 30, 2004 meeting minutes. Management declined to sign the note agreement. According to Mr. Wilson, Messrs. Ewing, Holtgraves, Raasch and Wilson each have claimed that the minutes are wrong, and each claims to remember a board resolution consistent with Mr. Wilson's draft note agreement. However, the board meeting was attended by outside counsel, who prepared the minutes from a tape recording of the meeting.

Apparent Self-dealing.

In board teleconferences held on August 27 and 30, 2004, Mr. Wilson called for a vote on the proposed bridge loan note agreement with a third party lender. Management had previously communicated (in an August 23, 2004 e-mail to Mr. Wilson with copies to the rest of the directors) that management considered the terms of the note agreement unnecessarily favorable to the outside lender. The proposed final note agreement and related documents available in advance of the teleconference indicated that Messrs. Raasch and Wilson planned to participate in a debt transaction on the same basis and with the same terms, including attached common stock warrants, as Mr. Wilson had negotiated with the lender under the note agreement. When confronted by Mr. Fadden about the impropriety of the proposed transaction, the terms of the proposed agreement were changed to reflect director participation in the form of common stock purchases.

Apparent Lack of Due Diligence in regard to the InvestLinc Transaction.

Effective March 9, 2004, the Company entered into a letter of intent with a subsidiary of The InvestLinc Group under which InvestLinc was to assist the Company in raising approximately $12,000,000 through a combination of a rights/follow-on offering of its common stock and the formation of a new limited liability company funded with capital from the Company and InvestLinc. This transaction has been described in a number of the Company's public filings.

In a board teleconference on June 24, 2004, Mr. Wilson was elected Chairman of the Board, replacing Mr. Fadden in that capacity. Also at that meeting, the board decided by a 5-3 vote (Directors Ewing, Holtgraves, Horbach, Raasch and Wilson, the "Named Directors," voted for the resolution) not to pursue the InvestLinc transaction as outlined in the March 9, 2004 letter of intent. The June 24 meeting minutes reflect that the Named Directors had no alternative financial plan in place, other than InvestLinc, at the time of the vote. It appears significant to me, however, that at no time have the Named Directors requested:

  1.
  analysis supporting management's conclusions regarding the potential economic benefits to the Company of the InvestLinc transaction;

  2.
  explanation from management of any aspect of the proposed transaction or why management believed it would be beneficial to the Company;

  3.
  any member of management to review analysis that might support a viable alternative plan, if any, developed by the Named Directors to secure financing and enable execution of the Company's business plan.

Lack of a Financial Plan for the Company.

The Named Directors voted to modify the InvestLinc transaction described above, in such a way that it was less economically favorable to the Company than the original transaction, and substantially different from the concept InvestLinc had been talking to investors about since March 2004. InvestLinc rejected their proposal. Mr. Wilson continues to assert that representatives of the Company's board of directors and InvestLinc intend to meet and attempt to craft a new letter of intent between the Company and InvestLinc to fund the Company's high nitrogen natural gas projects. Management is not aware of the occurrence or substance of any such discussions. Mr. Wilson continues to assert that the board of directors intends to proceed with the registered rights offering to existing stockholders, but management's August 20, 2004 request for outside director participation essential for re-filing the SB-2 registration statement with the SEC remains unanswered. No other alternative financial plan of this board has been shared with management.

Conflict of Interest.

Mr. Holtgraves is the President and a director of Allen Drilling Acquisition Company ("ADAC"), the entity that posted collateral at Southwest Bank of Texas for the Company's $900,000 balloon note financing consummated in March 2003. While negotiating the collateral agreement, Mr. Holtgraves re-traded a number of issues after they were agreed upon with Gateway management. Mr. Holtgraves was in possession of confidential cash flow information of the Company throughout the negotiation process. Possession of such information, including cash flow projections, would have been of substantial assistance to him in negotiating on behalf of ADAC.

Corporate Opportunity Issues.

Mr. Holtgraves is the Chairman and CEO of Advanced Energy Recovery, Inc. ("AER"). AER is the parent company of ADAC. In a letter dated June 15, 2004, Mr. Holtgraves informed Steve Gehring, the Company's Corporate Counsel, of AER's intention to attempt to acquire the Madisonville treating plant. In a letter dated June 17, 2004, Mr. Fadden informed Mr. Holtgraves of the circumstances surrounding the Company's discussions with several private equity providers and their indicated desire to explore a possible acquisition of the plant in conjunction with the InvestLinc transaction. At a telephonic board meeting held on July 23, 2004, the board voted 3-2 that the potential purchase of the Madisonville Plant was not a "corporate opportunity" for the Company. Messrs. Fadden and Heflin voted against the proposal, Mr. Holtgraves abstained and Mr. Horbach did not attend the teleconference. Shortly after this vote, Mr. Wilson participated in discussions in an attempt to assist Mr. Holtgraves and his company, AER, in pursuing the acquisition of the Madisonville Plant.

Apparent Lack of Due Diligence in regard to the Oasis Transaction.

In September and October 2004, Gateway had the opportunity to participate in the restructuring of the agreements related to the operation of the Madisonville plant and pipeline facilities, sell some ancillary assets that in and of themselves had no earning potential and remove potential liability that comes from handling gas containing hydrogen sulfide. The changes were to coincide with the purchase of the Madisonville plant by an entity that desired to immediately expand the Madisonville plant facilities. The proposed restructuring transaction terms were to provide Gateway with a lump sum of $300,000, a replacement natural gas transportation agreement for an extended term with greater, guaranteed monthly cash flows for the five years subsequent to the restructuring, the elimination of all of the Company's future obligations to build gathering lines from new wells to the Madisonville Plant and simplified operations and accounting. The transactions, collectively referred to as the "Oasis Transaction," were overwhelmingly positive, and obviously important, to the Company. The party purchasing the Madisonville plant made it clear to the Company that, if Gateway's board refused to approve the restructuring transaction, the purchaser would build a competing pipeline.

Certain outside board members have had contact and conducted meetings with the principals of the party attempting to purchase the plant and with the producer of the gas, at the same time management was negotiating the Oasis Transaction with those same principals. This conduct, by certain outside board members and others, of Company business in parallel with Company management created confusion and caused delays.

The Named Directors have repeatedly refused to meet with management to discuss the Oasis Transaction. Mr. Horbach resigned from the board, effective August 27, 2004. Mr. Fadden distributed detailed information describing the transaction and the economic impact to the Company on four separate occasions as the deal terms evolved (August 18, 26, September 8, October 15, 2004). After Mr. Wilson refused several times to call a special board meeting, Mr. Fadden called four special meetings, which he is entitled to do under the Company's by-laws, for the purpose of discussing this transaction (September 10, 14, October 20 & 21, 2004). Each of Messrs. Ewing, Holtgraves, Raasch and Wilson refused to attend any of those special meetings. Management telephoned each of the four outside directors individually on October 1, 2004 and offered to meet with them individually to be sure that each understood the Oasis transaction and none was willing to meet. Without any meaningful dialogue between the outside directors and management, the outside directors refused to approve the Oasis Transaction.

Yours truly,

/s/ Scott D. Heflin

Scott D. Heflin
CFO & Treasurer

Cc:	Stephen E. Gehring, Cline Williams Law Firm Brian C. Baumler, Pannell Kerr Forster of Texas, P.C. John B. Ewing, Jr. Charles A. Holtgraves John A. Raasch

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  Exhibit 17.3